SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Submission of Audit Report

1. Auditor	Samjong KPMG Inc.

2. Date of Submission	March 8, 2007

3. Relevant Years	2006	2005

a. Auditor’s Report	Unqualified	Unqualified

b. Financial Results (in millions of Won)
Assets	17,962,333	17,936,509
Liabilities	9,413,253	9,887,213
Shareholders’ Equity	8,549,080	8,049,296
Common Stock	1,560,998	1,560,998
Shareholders’ Equity/Common Stock (%)	547.7	515.7
Revenue	11,772,070	11,877,272
Operating Profit	1,737,139	1,659,883
Gross Profit	1,600,912	1,359,168
Net Income	1,233,449	1,031,810

Above figures are subject to change as a result of the general shareholders’ meeting.

Notice of Directors’ Shareholdings in KT Corporation

Director	Title	As of February 28, 2007	Type of shares
Joong-Soo Nam	CEO	15,866	Common stock

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 9, 2007
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director